January 12, 2012

Linda Cvrkel

Branch Chief

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington, D.C. 20549

RE:	Navios Maritime Partners L.P. Form 20-F for the year ended December 31, 2010 Filed March 1, 2011 File No. 001-33811

Dear Mrs. Cvrkel,

As outside counsel to, and on behalf of, Navios Maritime Partners L.P. (the “Company”), we respond as follows to the Staff’s letter dated January 3, 2012 (the “Additional Comment Letter”). The Additional Comment Letter provided certain comments with respect to the letter we sent on December 22, 2011, which was in response to the original comment letter you sent to the Company on December 9, 2011, relating to the above-captioned Annual Report on Form 20-F (the “Annual Report”) of the Company. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided our response to it immediately thereafter.

Item 5. Operating and Financial Review and Prospects

Critical Accounting Policies

Impairment of Long-lived Assets, page 71

1.	We note from your response to our prior comment two that you will revise the Critical Accounting Policies section in MD&A in future filings to disclose the aggregate number of vessels that you own and operate and the aggregate carrying value of those vessels, including any associated value of the related time charters. We continue to believe that it would be beneficial to investors to include a table summarizing your owned vessels that details by vessel, the date of acquisition, purchase price and carrying value at the balance sheet date. Also, please identify within this table those vessels whose estimated market values are less than their carrying values. Please consider revising future filings accordingly.

Response:    The Company acknowledges the Staff’s comment and will modify the Critical Accounting Policies section of its MD&A in future Annual Reports on Form 20-F to include the requested tabular disclosure. As noted in its prior correspondence, the Company will prepare said disclosures on an aggregated basis taking into account the carrying value of the vessel including the in-place charter, if any. A copy of the Company’s proposed disclosure follows:

January 12, 2012

As of [Date], the Company owns and operates a fleet of [#] vessels, with an aggregate carrying value of $x.x million, including the carrying value of existing time charters on its fleet of vessels. On a vessel-by-vessel basis, as of [Date], the carrying value of [#] of the Company’s vessels (including the carrying value of the time charter, if any, on the specified vessel) exceeds the estimated fair value of those same vessels (including the estimated fair value of the time charter, if any, on the specified vessel) by approximately $x.x million in aggregate (the unrealized loss).

A vessel-by-vessel summary as of [Date] follows (with an * indicating those individual vessels whose carrying value exceeds its estimated fair value, including the related time charter, if any):

	Date of Acquisition		Purchase Price (in millions) (1)		Carrying Value (as of [Date]) (in millions) (1)
[Vessel name]	[Date	]	$	x.x	$	x.x
[Vessel name]	[Date	]	$	x.x	$	x.x
[Vessel name]	[Date	]	$	x.x	$	x.x	*
[Vessel name]	[Date	]	$	x.x	$	x.x
[Vessel name]	[Date	]	$	x.x	$	x.x
[Vessel name]	[Date	]	$	x.x	$	x.x	*
[Vessel name]	[Date	]	$	x.x	$	x.x

			$	xx.x	$	xx.x

(1)	All amounts include related time charter, if any.

January 12, 2012

Although the aforementioned excess of carrying value over fair value represents an estimate of the loss that the Company would sustain on a hypothetical disposition of those vessels as of [Date], the recognition of the unrealized loss absent a disposition (i.e. as an impairment) would require, among other things, that a triggering event had occurred and that the undiscounted cash flows attributable to the vessel are also less than the carrying value of the vessel (including the carrying value of the time charter, if any, on the specified vessel).

Please call the undersigned at (212) 908-3946 with any comments or questions regarding the Annual Report, this letter or related matters and please send a copy of any written comments to the undersigned.

Very truly yours,

/s/ Todd E. Mason

      Todd E. Mason